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UNITED STATES
Securities and Exchange Commission
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Strayer Education Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

863236105
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / x / Rule 13d-1(b)

            /    / Rule 13d-1(c)

            /    / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

___________________________________________________________________________
1.     Name of reporting persons
        I.R.S. Identification Nos. of above persons (Entities Only)
        Kornitzer Capital Management, Inc. ("KCM")          48-1069845

____________________________________________________________________________
2.      Check the appropriate box if a member of a group (See Instructions)
        (a)
        (b)

_____________________________________________________________________________
3.      SEC use only

______________________________________________________________________________
4.      Citizenship or place of organization: Kansas

_______________________________________________________________________________
                        5.   Sole voting power: 0
Number of         ___________________________________________________________________
shares              6. Shared voting power: 0
beneficially
owned             ____________________________________________________________________
by each            7. Sole dispositive power: 0
reporting          ____________________________________________________________________
person with:     8. Shared dispositive power: 0

________________________________________________________________________________
9.       Aggregate amount beneficially owned by each reporting person: 0

________________________________________________________________________________
10.    Check if the aggregate amount in row (9) excludes certain shares (See Instructions)

________________________________________________________________________________
11.     Percent of class represented by amount in row (9): 0

________________________________________________________________________________
12.     Type of reporting person (See Instructions): IA

CUSIP No. 863236105

Item 1.

        (a)     Name of issuer: Strayer Education Inc., a Maryland corporation

        (b)     Address of issuer's principal executive offices:
                    1025 Fifteenth Street N.W.
                    Washington, D.C.  20006

Item 2.

        (a)      Name of person filing: Kornitzer Capital Management, Inc. ("KCM")

        (b)      Address of principal business offices or, if none, residence:
                    5420 West 61st Place
                    Shawnee Mission, Kansas 66205

        (c)      Citizenship: Kansas corporation

        (d)      Title of class of securities: Common stock, $0.01 par value per share

        (e)      CUSIP number: 863236105

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C.
                80a-8).

    (e) [x ] An investment adviser in accordance with Sec. 204.13d-1(b)((1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F).

    (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G).

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                (12 U.S.C. 1813).

CUSIP No. 863236105

    (i) [ ] A church plan that is excluded from the definition of an investment company under section
           3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(ii)(J).

Item 4. Ownership.

        The following information regarding the aggregate number and percent of the class of securities identified in Item 1 is provided as follows:

        (a) Amount beneficially owned: 0

        (b) Percent of class: 0.

        (c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote:  0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following /_/.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        KCM is an investment adviser with respect to the shares of common stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the common stock of Strayer Education Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        A parent holding company is not filing this Schedule, pursuant to Rule 13d-1(b)(ii)(G) promulgated under the Securities Exchange Act of 1934 (the "Act").

CUSIP No. 863236105

Item 8. Identification and Classification of Members of the Group.

        A group is not filing this Schedule pursuant to Rule 13d-1(b)(ii)(J).

Item 9. Notice of Dissolution of Group.

        A notice of dissolution is not applicable to the filing of this Schedule.

Item 10. Certification.

        (a) The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2004

                                                                                KORNITZER CAPITAL MANAGEMENT, INC.

                                                                                /s/ John C. Kornitzer
                                                                                By:   John C. Kornitzer, President